UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42440

NETCLASS TECHNOLOGY INC

6F, Building A

1188 Wan Rong Road

Shanghai, People’s Republic of China 200436

+86 021-61806588

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On December 12, 2024, NetClass Technology Inc (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Newbridge Securities Corporation, as representative (the “Representative”) of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment underwritten public offering (the “Offering”) an aggregate of 1,800,000 Class A ordinary shares of the Company, par value $0.00025 per share , at a public offering price of $5.00 per share. The Company has also granted the Underwriters a 45-day option (the “Over-Allotment Option”) to purchase up to an additional 270,000 Class A ordinary shares at $5.00 per share.

On December 31, 2024, the Representative exercised the Over-Allotment Option in full to purchase the additional 270,000 Class A ordinary shares. The closing for the sale of the Over-Allotment Option took place on January 3, 2025. As a result, the gross proceeds of the Company’s initial public offering, including the proceeds from the exercise of the Over-Allotment Option, totaled US10,350,000, before deducting underwriting discounts and other related expenses.

The Company issued a press release on January 3, 2025, announcing the exercise and closing of the Over-Allotment Option. A copy of the press release is attached as Exhibit 99.1. This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: January 3, 2025	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated January 3, 2025, announcing the exercise of the over-allotment option.

4